

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Pieter du Plooy
President
Homeownusa
112 North Curry Street
Carson City, Nevada 89703

> **Re: Homeownusa**
> **Amendment No. 1 to Registration Statement on**
> **Form S-11**
> **Filed February 25, 2011**
> **File No. 333-170035**

Dear Mr. du Plooy:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, please note that the financial statements presented in your latest amendment are stale. Please update the financial statements in accordance to Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney – Advisor

cc: Diane D. Dalmy
       via facsimile (303) 988-6954